SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940

                           Met Investors Series Trust

                            Exact Name of Registrant


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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURES

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Newport Beach, State of California on the 7th day of December, 2000.


                                          Met Investors Series Trust

                                          By:/s/Elizabeth M. Forget
                                             -------------------------
                                             Elizabeth M. Forget
                                             President